Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Dragon Fund
item #'s	For All	27,969,921	94.75	90.30	25,886,659	87.70	83.57
2 & 3	Withhold All	383,333	1.29	1.23	1,554,225	5.26	5.01
	For All Except	1,163,993	3.94	3.75	2,076,363	7.03	6.70
	Broker Non Vote

Last Updated on 02/21/2001
By MLMAG